Exhibit 99.1

TEEKAY CORPORATION AND TEEKAY TANKERS LTD. ANNOUNCE SENIOR MANAGEMENT CHANGES

Hamilton, Bermuda – August 7, 2024 – Teekay Corporation (Teekay) (NYSE:TK) and Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK) (collectively, the Teekay Group) today announced the following senior management changes following a strategic review to simplify the management structure of the Teekay Group:

•	Teekay Tankers’ President and Chief Executive Officer, Kevin Mackay, and Chief Financial Officer, Stewart Andrade, will transition out of the organization by August 31, 2024.

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Kenneth Hvid, Teekay’s President and Chief Executive Officer and Teekay Tankers’ Chairman, will take on the added role of Teekay Tankers’ President and Chief Executive Officer (CEO). Brody Speers, Teekay’s Vice President, Finance and Treasurer, will take on the role of Chief Financial Officer (CFO) of both Teekay Corporation and Teekay Tankers.

•	In addition, Mikkel Seidelin, Teekay Tankers’ Head of Chartering & Commercial Operations, has been appointed as Chief Commercial Officer for Teekay Tankers.

“Both Kevin and Stewart have been significant contributors to Teekay Tankers’ success over the years, successfully navigating the company through challenging years and positioning us to thrive during the current market upcycle as well as strengthening our ship management by bringing our operations back in-house,” commented Kenneth Hvid. “On behalf of the Board of Directors of Teekay Tankers, we thank them for their dedication and service and wish them the very best. Going forward, I look forward to stepping into my new role as CEO of Teekay Tankers and continuing the multi-year work of simplifying and streamlining the Teekay Group and building strong balance sheets for continued value creation for our long-term shareholders at both Teekay and Teekay Tankers.”

“As part of these changes, we are pleased to announce the appointment of Brody Speers as CFO of both Teekay and Teekay Tankers and Mikkel Seidelin as Chief Commercial Officer for Teekay Tankers. We are fortunate to have a strong talent bench at Teekay. Brody has led the Teekay Group finance team since the beginning of 2023 and has held several senior finance positions, including his time as CFO for our LNG / LPG business in Teekay LNG Partners L.P. (now known as Seapeak LLC). Mikkel has led our global chartering and commercial operations for Teekay Tankers since 2023 and has held various roles in chartering and commercial over his 20 years with Teekay. I’m confident that we will have a seamless management transition aided by the strong management team we have at Teekay Group.”

About Kenneth Hvid

Kenneth Hvid has served as Teekay’s President and Chief Executive Officer since 2017 and joined the board of directors of Teekay Corporation in 2019. He has served as a director of Teekay Tankers Ltd. since 2017, and was appointed as its Chair in 2019 and as its President and Chief Executive Officer in August 2024. He also served as a director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC), from September 2018 to January 2022 and from 2011 to 2015, and served as its Chair from May 2019 until January 2022. Mr. Hvid joined Teekay Corporation in 2000 and was promoted to Senior Vice President, Teekay Gas Services, in 2004 and to President of the Teekay Navion Shuttle Tankers and Offshore division in 2006. He served as Teekay Corporation’s Chief Strategy Officer and Executive Vice President from 2011 to 2015. He also served as a director of Altera Infrastructure GP L.L.C. (formerly known as Teekay Offshore GP L.L.C.) from 2011 to June 2020, and as President and Chief Executive Officer of Teekay Offshore Group Ltd. from 2015 to 2016. Mr. Hvid has 30 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. In 2007, Mr. Hvid joined the board of Gard P. & I. (Bermuda) Ltd.

About Brody Speers

Brody Speers was appointed as Chief Financial Officer of Teekay Corporation and Teekay Tankers in August 2024. Prior to this appointment, Brody served in several senior financial positions, including as Vice President, Finance of Teekay Corporation since 2018, Treasurer of Teekay Corporation since 2022 and as Chief Financial Officer of Teekay Gas Group Ltd., a company that provided services to Teekay LNG Partners L.P. (now Seapeak LLC) and its affiliates, in 2017 and 2018. Prior to joining Teekay in 2008, Mr. Speers worked as a Chartered Professional Accountant for an accounting firm in Vancouver, Canada. Mr. Speers is also a Chartered Business Valuator.

About Mikkel Seidelin

Mikkel Seidelin was appointed as Chief Commercial Officer of Teekay Tankers in August 2024, having previously served as its Head of Chartering & Commercial Operations since 2023. He joined Teekay in 2003 and has worked in various locations across the globe in commercial functions, including as Pool Manager for Taurus Tankers (LR2) and as Chartering Director for Teekay Tankers’ Suezmax business. Mr. Seidelin holds an Executive MBA from INSEAD.

About Teekay

Teekay is a leading provider of international crude oil marine transportation and other marine services. Teekay provides these services directly and through its controlling ownership interest in Teekay Tankers Ltd. (NYSE: TNK), one of the world’s largest owners and operators of mid-sized crude tankers. The consolidated Teekay entities manage and operate approximately 65 conventional tankers and other marine assets, including vessels operated for the Australian government. With offices in eight countries and approximately 2,200 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading energy companies.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

About Teekay Tankers

Teekay Tankers has a fleet of 43 double-hull tankers (including 25 Suezmax tankers and 18 Aframax / LR2 tankers), and has eight time chartered-in tankers. Teekay Tankers’ vessels are typically employed through a mix of spot tanker market trading and short- or medium-term fixed-rate time charter contracts. Teekay Tankers also owns a VLCC through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business that performs full-service lightering and lightering support operations in the U.S. Gulf and Caribbean. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its oil tanker business.

Teekay Tankers’ Class A common stock trades on the New York Stock Exchange under the symbol “TNK”.

For Teekay Investor Relations

enquiries contact:

E-mail: investor.relations@teekay.com

For Teekay Tankers Investor Relations

enquiries contact:

E-mail: TeekayTankers@IGBIR.com

Website: www.teekay.com